UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PHH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

693320202

(CUSIP Number of Class of Securities)

William F. Brown, Esq.

Senior Vice President, General Counsel and Secretary

PHH Corporation

3000 Leadenhall Road

Mt. Laurel, New Jersey 08054

(856) 917-1744
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Wm. David Chalk, Esq.

Penny J. Minna, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
Not applicable.*	Not applicable.*

*                 A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                                                                 Filing Party:

Form or Registration No.:                                                                                                               Date Filed:

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                 third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 9, 2017, Robert Crowl, President and Chief Executive Officer of PHH Corporation (“PHH,” or the “Company”), and Mike Bogansky, Chief Financial Officer of PHH, made the following communications in connection with a previously announced conference call (the “Conference Call”) to discuss the Company’s second quarter 2017 financial results as well as its intent to launch a tender offer for shares of its common stock in the amount of up to $266 million and at a share price not to exceed $14.25:

(i) Presentation Slides: PHH Corporation 2 Quarter 2017 Results, dated August 9, 2017 ; and

(ii) Transcript of PHH Corporation Second Quarter 2017 Earnings Call held on August 9, 2017.

A copy of the slides and an archived webcast version of the Conference Call are also being made available on the Company’s website at www.phh.com. The information on PHH’s corporate website is not part of this document.

2

PHH Corporation 2nd Quarter 2017 Results August 9, 2017

Cautionary Note Regarding Forward-Looking Statements Certain statements in this presentation and any accompanying oral remarks are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Such statements may be identified by words such as “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Forward-looking statements contained in this presentation and accompanying oral remarks include, but are not limited to, statements concerning the following: • • • • • • our expectations around the impacts of actions resulting from our strategic review; our assessment of our private label channel and our strategy to exit this business, including our expectation of exit costs; our expectations regarding the sales of our MSRs; and monetization of our investment in PHH Home Loans; our assessment of our legal and regulatory proceedings and the associated impact on our financial statements; the expected potential sources of and uses of cash resulting from our strategic actions; and the expectations and projected financial results of the remaining business (“PHH 2.0”) after executing the actions resulting from our strategic review, including but not limited to amount and timing of any capital returns to shareholders, the market for subservicing and portfolio retention services and the expected profitability and capital structure of PHH 2.0. (continued on next page) © 2017 PHH Corporation. All rights reserved. 2

Cautionary Note Regarding Forward-Looking Statements You should understand that forward-looking statements are not guarantees of performance or results and are preliminary in nature. Actual results, performance or achievements may differ materially from those expressed or implied in forward-looking statements due to a variety of factors, including but not limited to the factors and additional risks listed and discussed in our periodic reports filed with the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. Such periodic reports are available in the “Investors-SEC Reports” section of our website at http://www.phh.com and are also available at http://www.sec.gov. Further, actual performance or achievements may differ materially from those expressed or implied in forward-looking statements contained in this presentation and accompanying oral remarks specific to: • Proceeds from MSRs and JV transactions: Estimated proceeds assumes the closing of the sale our remaining committed MSRs and the monetization of our investment in PHH Home Loans, each of which are subject to various conditions to closing, and that 100% of required approvals, investor consents and origination source consents are received for the remaining sale of our MSRs. The final proceeds are dependent on a number of factors, including the amount and type of consents received, the composition of the portfolio and related servicing advances outstanding on each sale date. There can be no assurances whether, or when, the remaining sale transactions will close or that we will receive the total amount of expected proceeds. Available excess cash: The amount of excess cash is dependent upon a variety of factors, including the execution of the sale • of all of our MSRs as noted above, the monetization of our investment in PHH Home Loans, the successful completion of our PLS exit activities, the resolution of our outstanding legal and regulatory matters and the successful completion of other restructuring and capital management activities in accordance with our assumptions. There can be no assurances that the actions resulting from the completion of our strategic review will result in the amount of estimated excess cash. Except for our ongoing obligations to disclose material information under the federal securities laws, applicable stock exchange listing standards and unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements or to report the occurrence or non-occurrence of anticipated or unanticipated events. © 2017 PHH Corporation. All rights reserved. 3

Important Disclosures © 2017 PHH Corporation. All rights reserved. 4 Basis of Presentation of Financial Data Unless noted otherwise in this presentation, all reported financial data is being presented as of the period ended June 30, 2017. Summarized Content This presentation contains summarized information pertaining to the current performance and trends related to our business. For a complete description of these topics, please see our filings with the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Non-GAAP Financial Measures Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share are financial measures that are not in accordance with GAAP. See Non-GAAP Financial Measures disclosures beginning on slide 33 for reconciliations of these measures to the most directly comparable GAAP financial measures and other disclosures as required by Regulation G. Pre-Commencement Tender Offer Communication The discussion of the tender offer for our shares of common stock described herein is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of PHH’s shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. PHH will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the SEC. The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, MacKenzie Partners, Inc. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Update on Share Repurchase Program which is the remaining amount under © 2017 PHH Corporation. All rights reserved. 5 $266 million Tender Offer represents a significant return of capital to our shareholders in an expedient and efficient manner Size of Tender Offer Tender program to launch for up to $266 million, the $300 million authorization Share Repurchases to Date Completed $33.6 million of repurchases for 2.451 million shares Returns of Capital •Our Board of Directors has increased our share repurchase authorization to up to $300 million in the aggregate from $100 million •We intend to launch a modified Dutch Auction tender offer for our common stock in the amount of up to $266 million and at a share price not to exceed $14.25 at the next available securities purchase window

Update on Potential Excess Cash

($ In millions)

	3/31/17 Projection	Cash Realized Inflow/ (Outflow)	Change in Estimates	6/30/17 Projection	Subsequent Events: Cash Realized Inflow/ (Outflow)	Subsequent Events: Pro forma through August 8th
Potential Sources:						
Cash and cash equivalents	$ 936			$ 1,001		$ 757
Cash held at VIEs	(70)			(61)		(61)
MSR sales, including Advances	861	$ 180	$ (20)	661	$ 358	303
Monetization of Investment in PHH Home Loans JV	92	—	—	92	7	85
Book value of Residual Net Assets	55	(2)	—	57	—	57
Total Potential Sources	**$ 1,874**	**$ 178**	**$ (20)**	**$ 1,750**	**$ 365**	**$ 1,141**
Potential Uses:						
PLS Business Exit Costs	(173)	(26)	1	(146)	—	(146)
Additional Non-PLS Restructuring Costs	(40)	(1)	10	(29)	—	(29)
Secured and Unsecured Debt Repayment	(726)	(38)	5	(683)	(524)	(159)
Settlement of Legal and Regulatory Matters	(121)	—	(13)	(134)	(75)	(59)
MSR Transaction Costs	(34)	(10)	—	(24)	—	(24)
Advisory, Legal, and Professional Services Fees	(12)	(8)	(3)	(7)	—	(7)
Liquidity Earmarks	(55)	—	15	(40)	—	(40)
Retention of Operating Cash - PHH 2.0	(60)	—	—	(60)	—	(60)
Total Potential Uses	**$ (1,221)**	**$ (83)**	**$ 15**	**$ (1,123)**	**$ (599)**	**$ (524)**
Taxes - Transaction Related	(229)	73	(2)	(158)	100	(58)
Taxes - Benefit from Operating and Restructuring Costs	190	(48)	6	148	(40)	108
Taxes - Utilization of Existing NOL	26	—	(3)	23	—	23
Taxes - Receivable (Payable)	15	(25)	1	(9)	(60)	(69)
Remaining Excess Cash	**$ 655**	**$ 95**	**$ (3)**	**$ 631**	**$ (234)**	**$ 621**
Add back: Cash Returned to Shareholders	—			24	(10)	34
Total Excess Cash from Program Actions	**$ 655**			**$ 655**		**$ 655**

Note: See Slide 7 for discussion of the Estimated Sources and Uses of Cash.

6
© 2017 PHH Corporation. All rights reserved.

PHH CORPORATION

Update on Potential Excess Cash (continued)

Notes on Cash Sources & Uses Estimates

The estimate of excess cash incorporates a number of assumptions and are dependent on a number of factors, as discussed further on slide 3. There can be no assurances that the actions resulting from our strategic review will result in this estimated amount of excess cash.

MSR sales, including Advances	• Decline in estimate represents MSR Runoff realized in Q2'17. See slide 19 for detail of subsequent MSR Sales • Reflective of portfolio composition at 6/30/2017 and assumes 100% of consents received. Final proceeds are dependent on consents received and portfolio composition on the sale date • Remaining proceeds include MSR and Advance sale commitments plus holdbacks receivable from prior executed sales
Monetization of Investment in PHH Home Loans JV	• Expected to close in a series of transactions from Q3'17 to Q4'17; First transaction closed on August 7th • Total asset purchase price of $70 million is being received in five installments, with $14 million cash received for the initial transfer. We distribute 50% of the proceeds to the minority interest holder, reflected in the net $7M presented • In addition to net $35 million from the asset sales, we expect to realize $57 million from monetizing the remaining JV Balance sheet by early 2018
Book Value of Residual Net Assets	• Estimated proceeds from monetizing residual net assets not required to operate PHH 2.0. Detail provided on slide 20. The 3/31 balance presented is lower than PQ presentation from the reclass of $15 million Income Taxes Receivable to the Tax balances within the schedule
PLS Business Exit Costs and Operating Losses	• Up to $120 million of cash operating losses and $89 million of cash outflows for exit costs • In Q2'17, $25 million of cash operating losses and $1 million of cash outflows for exit costs were incurred
Additional Non-PLS Restructuring Costs	• Estimate of costs associated with expense re-engineering and transition to PHH 2.0
Secured and Unsecured Debt Repayment	• Repayment of $496 million of unsecured notes at the early tender price plus early tender premium was completed in July 2017. • Cash requirement assumes earmark for remaining $119 million of unsecured notes at par, and plus $40 million for the repayment of PSART servicing advance facility, net of restricted cash released
Settlement of Legal and Regulatory Matters	• Current reserves for outstanding legacy legal and regulatory matters. Subsequent cash outflows reflect our expectation of paying the settlements negotiated in August 2017
MSR Transaction Costs	• Loan registration, assignment and transfer costs, document imaging and delivery and other transaction costs
Advisory, Legal, and Professional Services Fees	• Expenses related to strategic review; $8 million paid in Q2'17
Liquidity Earmarks	• Estimate for contingencies, including amounts related to legal and regulatory matters, loan repurchases, MSR indemnification and other contingencies • Q2'17 change in estimate a primarily a result of reduction in reasonably possible estimate for loan repurchases
Taxes	• Cash realized reflects the offset of realized MSR tax liabilities against benefits generated from operating losses and costs • Through June 30th, there have not been significant cash outflows for the payment of taxes

7
© 2017 PHH Corporation. All rights reserved.

PHH® CORPORATION

Update on Four Business and Execution Priorities (1) The final proceeds received from each MSR sale is dependent on the portfolio composition and servicing advances outstanding at each transfer date, the amount of investor and origination source consents received, and transaction costs. See further discussion of factors that may impact the total expected proceeds on slide 3. © 2017 PHH Corporation. All rights reserved. 8 2.Minimizing Cash Usage –Have communicated to substantially all employees their status with respect to PHH 2.0; Expect pace of headcount reductions to accelerate over the next four quarters –Reduced headcount by 650 employees to-date –Expect approximately 1,250 employees in PHH 2.0 in the second half of 2018, down from 3,500 at year end 2016 1.Closing Asset Sale Transactions MSRs –Sale of remaining $61 million MSRs and $194 million of related advances(1) to New Residential requires the consents of multiple counterparties, including origination sources, investors and trustees –Working diligently with all parties but do not expect the sales of these MSRs to close in Q3'17 Home Loans –We completed the first of five transactions on August 7th, for net proceeds of $7 million –Expect to complete remaining closings by the end of 2017

Update on Four Business and Execution Priorities (continued) © 2017 PHH Corporation. All rights reserved. 9 4.Gaining clarity into timing of PLS client exits –Continue to affirm our expected PLS exit costs and operating losses and have committed exits with 70% of our PLS volume –Additional 30% consists of two clients whose contracts extend beyond 2017; are actively working with those clients to accelerate their exits –Expect to be substantially complete with our exit of PLS by the end of Q1'18 3.Resolving our remaining legal and regulatory matters –In August, we reached a settlement with the U.S. Department of Justice for $65 million related to the HUD investigation –We also reached a settlement with the U.S. Attorney's Office for the Eastern District of New York and the FHFA for approximately $9.5 million –Our legal reserves at June 30th include these settlements –We continue to work to resolve our other remaining matters

PHH 2.0 Progress • Subservicing Pro forma assuming completion of all committed MSR sales, PHH will subservice approximately 700,000 loans Well positioned to meet growing market demand Focused on business development activities • Portfolio Retention Approximately 500,000 solicitable units Margin compression due to competitive pressures in overall mortgage market Volume shift from rate refi to cash-out will drive up sales acquisition costs Addressing challenges through sales management and data analytics © 2017 PHH Corporation. All rights reserved. 10 Management and the Board will continue to assess the opportunities and challenges inherent in PHH 2.0, and will adjust our actions as necessary to maximize value for shareholders

Summary of Consolidated Results

(In millions, except per share data)	Three Months Ended						Six Months Ended			
	June 30, 2017		March 31, 2017		June 30, 2016		June 30, 2017		June 30, 2016	
Net loss attributable to PHH Corporation										
Net loss	$	(46)	$	(67)	$	(12)	$	(113)	$	(42)
Loss per basic share		(0.86)		(1.26)		(0.22)		(2.11)		(0.78)
Non-GAAP Results *										
Core loss (pre-tax)	$	(75)	$	(99)	$	(11)	$	(174)	$	(50)
Core loss (after-tax)		(43)		(66)		(4)		(109)		(28)
Core loss per share		(0.81)		(1.24)		(0.08)		(2.05)		(0.53)

2Q17 pre-tax results reflect:

- Net loss of $46 million, including $24 million of pre-tax notable items and $16 million in Exit and disposal costs
- Core loss (pre-tax) of $75 million*, excludes $4 million pre-tax unfavorable market-related fair value adjustments to MSRs and MSRs secured liability
- Notable items[1] include legal provisions of $13 million, strategic review expenses of $6 million, the loss on sale of MSRs of $4 million and MSR transaction costs of $1 million.
- Exit and disposal costs were $8 million related to the PHH 2.0 reorganization and $8 million related to PLS exit primarily driven by severance and retention expenses, contract-related charges and the impairment of an equity-method investment held by PHH Home Loans.

* See Non-GAAP Financial Measures in this presentation, starting on slide 33.

(1) See Notable items detail on slide 12.

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© 2017 PHH Corporation. All rights reserved.

PHH CORPORATION

Notable Items and Exit Costs ($ In millions, except per share data) per share (after tax) per share (after tax) per share (after tax) per share (after tax) per share (after tax) pre-tax pre-tax pre-tax pre-tax pre-tax © 2017 PHH Corporation. All rights reserved. 12 Notable items Recognized in Revenue: Loss on MSR Sales $(4) $ (0.04) $(7) $ (0.08) $— $— $ (11) $ (0.13) $(2) $ (0.02) Impairment of Equity method investment — — (1) (0.01) — — (1) (0.01) — — Recognized in Expense: Legal and regulatory reserves $ (13) $ (0.14) $(9) $ (0.11) $— $— $ (22) $ (0.25) $(4) $ (0.05) Strategic review expenses (6) (0.07) (17) (0.19) (4) (0.04) (23) (0.26) (4) (0.05) MSR Transaction Costs (1) (0.01) — — — — (1) (0.01) — — Severance — — (1) (0.01) (5) (0.06) (1) (0.01) (6) (0.07) Re-engineering and growth investments — — 1 0.01 (6) (0.07) 1 0.01 (17) (0.18) Notable items by segment Production $(2) $(2) $(7) $(4) $ (13) Servicing (18) (17) (5) (35) (16) Other (4) (15) (3) (19) (4) Exit and disposal costs by segment Production $ (10) $ (13) $— $ (23) $— Servicing — (2) — (2) — Other (6) (10) — (16) — Total Exit and disposal costs $ (16) $ (0.17) $ (25) $ (0.29) $— $— $ (41) $ (0.46) $— $— Three Months Ended Six Months Ended June 30,March 31, 2017 2017 June 30, 2016 June 30,June 30, 20172016

Mortgage Production Operating Results ($ In millions) Three Months Ended June 30, March 31, 2017 2017 % Change (1) See Notable items detail on slide 12. © 2017 PHH Corporation. All rights reserved. 13 2Q17 results compared to 1Q17 reflect: Seasonal increase in Real Estate activity partially offset by a decline in applications and closings from the continued reduction in PLS activity and a 72 basis point decrease in total loan margin Notable items(1) of $2 million in 2Q17 remained consistent from 1Q17 Exit and disposal costs of $10 million in 2Q17, which consists of $7 million for PLS and $3 million for PHH 2.0 reorganization, as compared to $13 million in 1Q17, which consisted of $7 million for PLS and $6 million for reorganization Segment Results Segment loss $(25) $(41) (39)% Total Closings Total closings $5,482 $5,869 (7)% Saleable to investors 2,061 1,708 21 % Fee-based 3,421 4,161 (18)% Total applications $7,019 $6,880 2 % IRLCs expected to close $795 $495 61 % Total loan margin (in bps) 284 356 (20)%

Mortgage Servicing Operating Results

($ In millions)	As of / Three Months Ended		
	June 30, 2017	March 31, 2017	% Change
Segment Results			
Segment loss	$ (43)	$ (34)	26 %
Market-related MSRs asset and secured liability fair value adjustments	(4)	(2)	100 %
Core loss (pre-tax) *	(39)	(32)	22 %
Capitalized Servicing Portfolio			
Ending total loan servicing portfolio (UPB)	**$ 159,763**	**$ 163,626**	**(2)%**
Ending capitalized and owned loan servicing portfolio (UPB)	$ 53,933	$ 71,808	(25)%
Ending subserviced loan portfolio including secured liability (UPB)	$ 105,070	$ 91,123	15 %
Ending subserviced loan units [(1)]	351,109	267,949	31 %
Mortgage servicing rights, fair value	$ 555	$ 596	(7)%
Capitalized servicing rate	0.83%	0.83%	— %
Annualized average CPR (actual) (quarter-to-date)	14%	13%	8 %

2Q17 results compared to 1Q17 reflect:

- Loan servicing income declined by $5 million primarily due to $3 million of PLS-specific servicing fees recorded in 1Q17 and an 11% decline in the average capitalized portfolio primarily from the sale of a portion of our MSRs to Lakeview, as compared to 1Q17
- Notable items[(2)] of $18 million in 2Q17 compared to $17 million in 1Q17, primarily related to $4 million in higher legal and regulatory reserves partially offset by $2 million in lower transaction costs related to our sales of MSRs

* See Non-GAAP Financial Measures in this presentation, starting on slide 33

(1) Subservicing units include 80,519 units of servicing sold to New Residential in June 2017 that are accounted for as a secured borrowing arrangement.

(2) See Notable items detail on slide 12

14
© 2017 PHH Corporation. All rights reserved.
PHH CORPORATION

NRZ Sale Accounting • Sale of MSRs to New Residential represents a legal true sale • For GAAP accounting purposes, the transaction is presented as a secured liability due to the long-term nature of the subservicing contract • Elected fair value for the MSR secured liability such that the change in value of the MSR asset and liability related to New Residential will fully offset © 2017 PHH Corporation. All rights reserved. 15 Balance Sheet Presentation Mortgage servicing rights secured liability $114 June 30, 2017 MSRs owned $441 MSRs secured borrowing 114 Mortgage servicing rights, fair value $555 Income Statement Presentation •Loan Servicing Income will include both Change in fair value of the MSR Secured asset and MSR Secured liability, which will fully offset each other •Loan Servicing Income will include the yield on the MSR Secured asset, which will be fully offset by the implied interest cost recognized on the MSR Secured liability

Share Repurchases Through August 4th, utilized $33.6 million of cash to repurchase 2.451 million shares, at an average price of $13.71 per share. • (In millions) Q2 Q3 2017 © 2017 PHH Corporation. All rights reserved. 16 2017 throughTotal Cash paid for share repurchases $24.0 $9.6 $33.6 # of shares repurchased 1.761 0.690 2.451 Average price per share for executed repurchases $13.71 Share repurchases executed

Key Takeaways and Next Steps • We have made significant progress with respect to closing our asset sale transactions, resolving our legal and regulatory matters, and executing our restructuring business transformation initiatives and • During Q3 and Q4 we will be focused on Obtaining necessary consents to complete MSR sales Completing PHH Home Loans asset sales to Guaranteed Rate Affinity Executing cost reduction plans Completing exit from PLS channel Building subservicing business development pipeline and improving sales productivity in portfolio retention © 2017 PHH Corporation. All rights reserved. 17 We remain focused on maximizing the amount of potential excess cash and the opportunity for near-term capital distributions to shareholders and executing our business transformation

Appendix © 2017 PHH Corporation. All rights reserved. 18

MSR Sale Commitments

($ In millions)

	$		UPB		Loan Count
MSR Commitments as of June 30, 2017					
New Residential Investment Corp.	$	403	$	49,118	346,460
Lakeview Loan Servicing		12		1,989	13,522
Other counterparties		12		1,240	6,456
Total Committed MSRs	**$**	**427**	**$**	**52,347**	**366,438**
Servicing Advances		220			
Holdback Receivable[1]		14			
Estimated Remaining Cash Inflows at June 30[2]	**$**	**661**			
Subsequent Transfers					
MSRs - New Residential Investment Corp.	$	342	$	39,526	300,564
MSRs - Lakeview Loan Servicing		12		1,973	13,440
MSRs - Other counterparties		12		1,233	6,426
Servicing Advances		26			
Less: Net Increase in Holdback Receivable		(34)			
Subsequent Cash Inflows	**$**	**358**			

[1] Amounts of holdback are held pending the resolution of indemnification claims and mortgage loan document deficiencies.

[2] Estimated proceeds reflect the composition of the MSR portfolio and related servicing advances as of June 30, 2017. The estimate of proceeds incorporates a number of assumptions and are dependent on a number of factors, as discussed further on slide 3. There can be no assurances whether, or when, the remaining sale transactions will close or that we will receive the total amount of expected proceeds.

MSR Commitments

- In July, the Company completed the transfer of FNMA MSRs to New Residential
- In August, the Company completed the final transfer of GNMA MSRs under the Lakeview agreement.
- Other counterparties primarily reflects MSRs that were part of the New Residential Sale agreement that are now committed to be sold to the origination source
- The sale of substantially all of the remaining MSRs and Servicing advances underlying these agreements currently requires consents other than GSEs.

19
© 2017 PHH Corporation. All rights reserved.

PHH® CORPORATION

 Residual Net Assets (In millions) expect to monetize in transition to PHH 2.0 © 2017 PHH Corporation. All rights reserved. 20 Expected Proceeds from Residual Net Assets •Excludes assets that are part of MSR Sale and JV transactions •Based on current book value of assets that we •Amounts presented are estimates and actual amounts realized may vary from these estimates based on changes in our business and Balance sheets, among other factors. •Does not incorporate any assumption for operating losses during transition to PHH 2.0 As of June 30, 2017 ASSETS: Restricted Cash $24 Mortgage Loans Held For Sale 32 Accounts receivable 40 Servicing advances 48 Mortgage servicing rights 14 Other Assets: Derivative Assets 8 Mortgage Loans in Foreclosure and Real Estate Owned 32 Equity Method Investment 7 LIABILITIES: Accounts Payable (87) Repurchase Liabilities (41) Other Liabilities (20) Total Expected Proceeds from Liquidation of Residual Assets $57

PLS Wind Down ($ In millions) Expense and Losses Recognized To-Date Cash Outflows Realized Total (1) Estimate of PLS exit costs presented above represent expected cash outflows, and exclude non-cash costs which are primarily accrued facility credit of $4 million recognized in 2017 and asset impairment charge of $15 million in 2016. Amounts are estimates and subject to change based on market conditions, closing volumes, timing of client exists, employee attrition rates, our ability to sub-lease facilities, among other factors. © 2017 PHH Corporation. All rights reserved. 21 •Expect to substantially complete our exit from PLS by first quarter of 2018, subject to transition support requirements Estimate To-Date Q2'17 Q1'17 2016 Total 2017 - 2018 PLS Operating Results Operating Loss $120 $50 $25 $25 $50 Estimated Exit Costs through 2018 Severance and Retention $38 $9 $4 $4 $22 $30 Facilities 24 4 — 4 — 4 Other 27 — 8 — 4 12 Exit Costs (1) $89 $13 $12 $8 $26 $46 Total PLS Losses (pre-tax) $209 $63 $96

PHH 2.0

Estimated Transition Timing & Costs

($ in millions)

	Q2'17 Estimate	Recognized in 2016 or prior	Recognized in Q1 2017	Recognized in Q2 2017	Remainder	Expected Timing
PLS Exit costs, operating losses, and PHH 2.0 restructuring	$ 239	$ (32)	$ (50)	$ (41)	$ 116	Q317 - Q218
MSR Transaction and Debt extinguishment costs	63	(3)	(7)	(4)	49	Q317 - Q417
Advisory, Legal and Professional Services Fees	28	(10)	(15)	(3)	—	
Legal, regulatory and Liquidity earmarks	176	(114)	(9)	(13)	40	
Total Potential Costs (pre-tax)	**$ 506**	**$ (159)**	**$ (81)**	**$ (61)**	**$ 205**	

PHH 2.0 Business Fundamentals

	As of 6/30/2017	As of 12/31/2016
Subservicing (including secured liability) - Total Units	351,109	264,718
Subservicing - Pro forma Units[1]	703,995	
30-year conforming interest rate[2]	3.9%	
% of Conforming Portfolio with interest rates > 4.75%	16%	

	Q2'17	Q2'16
Portfolio Retention - Total Units	895	1,229
Portfolio Retention - Total UPB (in $M)	$154	$224
Recapture Rate - Overall Portfolio	3.4%	2.6%
Recapture Rate - Solicitable Portfolio	5.0%	6.7%

(1) On July 3, our subservicing portfolio increased by 300,564 units to 651,673 units from the sale of FNMA MSRs to New Residential. The proforma units presented above reflect that transfer, and additional units related to the delivery of other MSRs committed as of June 30.

(2) As of August 7, 2017

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PHH CORPORATION

 Net Deferred Tax Liability (In millions) As of (1) Income Taxes Receivable and Payable are included in Other assets and Accounts payable and accrued expenses, respectively, in our Consolidated Balance Sheets. © 2017 PHH Corporation. All rights reserved. 23 June 30, 2017 December 31, 2016 Deferred Tax Assets Federal loss carryforwards $23 $23 State loss carryforwards and credits 37 39 Accrued legal and regulatory matters 53 46 Reserves and allowances 33 36 Accrued exit costs 27 10 Other accrued liabilities 20 24 Gross deferred tax assets 193 178 Valuation allowance (47) (44) Deferred tax assets, net 146 134 Deferred Tax Liabilities Mortgage servicing rights 152 234 Other 5 1 Deferred tax liabilities 157 235 Net deferred tax liability $11 $101 Income Taxes (Payable) Receivable (1) $(9) $14 Tax Account Activity •Deferred tax liabilities related to MSRs are realized upon sale of the asset; The YTD decline in MSR DTL reflects sales activity through June 30th to Lakeview and NRZ •Change in Taxes Receivable/Payable reflects the realization of the DTL, partially offset by tax benefits from the loss from operations and PLS and restructuring exit costs •As of June 30, 2017, the Company has not made any significant cash payments related to MSR transaction taxes; estimated payments will occur in Q3'17.

Loss Contingencies ($ In millions) June 30, 2017 March 31, June 30, 2017 2016 © 2017 PHH Corporation. All rights reserved. 24 Legal and regulatory: 2Q17 activity includes legal provisions of $13 million. See slide 9 for information related to matters resolved in August 2017. Repurchase and indemnifications: In 4Q16, entered into resolution agreements with Fannie Mae and Freddie Mac to resolve substantially all exposure for loans originated and delivered prior to September 30, 2016 and November 30, 2016, respectively 2Q17 activity primarily represents realized loan losses as well as a reduction of reasonably possible driven by the expected resolution of an agency matter within our current reserves Legal and regulatory matters Recorded reserves $134 $121 $110 Reasonably possible losses in excess of reserves — — 150 Total Reasonably possible exposure$134 $121 $260 Loan repurchase and indemnifications Recorded off-balance sheet reserves $41 $43 $62 Reasonably possible losses in excess of reserves 10 20 40 Total Reasonably possible exposure$51 $63 $102

Tangible Book Value per Share ($ In millions, except share data and per share amounts) As of © 2017 PHH Corporation. All rights reserved. 25 June 30, March 31, June 30, 2017 2017 2016 Total PHH Corporation stockholders’ equity - as reported $955 $1,024 $1,248 Goodwill & Intangible Assets — — — Tangible Book Value $955 $1,024 $1,248 Common Shares Issued and Outstanding 51,949,019 53,612,801 53,527,838 Tangible Book Value per Share $18.38 $19.10 $23.31

Business Channel Profitability - Quarter Ended June 30, 2017

($ In millions)	Production			Servicing				
	Financial Institutions	Real Estate	Total Production	Sub-Servicing	Owned Servicing	Total Servicing	Other	Total PHH
Fee revenue	$ 28	$ 9	$ 37	$ 11	$ 50	$ 61	$ —	$ 98
Gain on loans held for sale, net	9	43	52	—	—	—	—	52
Net secured interest income	1	—	1	1	1	2	—	3
Unsecured interest expense	—	—	—	—	(9)	(9)	—	(9)
Other changes in value of MSRs[2]	—	—	—	—	(25)	(25)	—	(25)
Other income	1	—	1	—	—	—	—	1
Notable items - revenues [1]	—	—	—	—	(4)	(4)	—	(4)
Subtotal - Revenues	**39**	**52**	**91**	**12**	**13**	**25**	**—**	**116**
Market-related change in value of MSRs asset and secured liability	—	—	—	—	(4)	(4)	—	(4)
Total Net Revenues	**39**	**52**	**91**	**12**	**9**	**21**	**—**	**112**
Direct expenses	26	41	67	11	24	35	—	102
Shared services expenses			41			15	1	57
Exit and disposal costs			10			—	6	16
Notable items - expenses[1]			2			14	4	20
Total expenses			**120**			**64**	**11**	**195**
Loss before income taxes			(29)			(43)	(11)	(83)
Noncontrolling interest			(4)			—	—	(4)
Segment loss			$ (25)			$ (43)	$ (11)	$ (79)
Unit volumes [3]	5,723	6,218	**11,941**	294,533	443,692	**738,225**		

(1) See Slide 12 for detail of Notable items.

(2) Includes MSR fair value adjustments related to prepayments and receipt of recurring cash flows.

(3) For Production, Unit volume reflects the number of loan closings for the quarter. For Servicing, Unit volume reflects the average number of loans serviced for the quarter.

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PHH CORPORATION

Business Channel Profitability - Quarter Ended March 31, 2017

($ In millions)	Production			Servicing				
	Financial Institutions	Real Estate	Total Production	Sub-Servicing	Owned Servicing	Total Servicing	Other	Total PHH
Fee revenue	$ 38	$ 6	$ 44	$ 12	$ 57	$ 69	$ —	$ 113
Gain on loans held for sale, net	11	31	42	—	—	—	—	42
Net secured interest income	—	1	1	1	1	2	—	3
Unsecured interest expense	—	—	—	—	(10)	(10)	—	(10)
Other changes in value of MSRs[2]	—	—	—	—	(27)	(27)	—	(27)
Other income	1	—	1	2	—	2	—	3
Notable items- revenues[1]	(1)	—	(1)	—	(7)	(7)	—	(8)
Subtotal - Revenues	**49**	**38**	**87**	**15**	**14**	**29**	**—**	**116**
Market-related change in value of MSRs, net of related derivatives	—	—	—	—	(2)	(2)	—	(2)
Total Net Revenues	**49**	**38**	**87**	**15**	**12**	**27**	**—**	**114**
Direct expenses	35	38	73	10	21	31	—	104
Shared services expenses			45			18	1	64
Exit and disposal costs			13			2	10	25
Notable items - expenses[1]			1			10	15	26
Total expenses			**132**			**61**	**26**	**219**
Loss before income taxes			(45)			(34)	(26)	(105)
Noncontrolling interest			(4)			—	—	(4)
Segment loss			$ (41)			$ (34)	$ (26)	$ (101)
Unit volume[3]	8,279	4,208	**12,487**	266,871	513,313	**780,184**		

(1) See Slide 12 for detail of Notable items.

(2) Includes MSR fair value adjustments related to prepayments and receipt of recurring cash flows.

(3) For Production, Unit volume reflects the number of loan closings for the quarter. For Servicing, Unit volume reflects the average number of loans serviced for the quarter.

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PHH CORPORATION

Mortgage Production Operating Metrics ($ In millions) Three Months Ended Six Months Ended June 30, 2017 March 31, 2017 % Change June 30, 2016 % Change June 30, June 30, % 2017 2016 Change © 2017 PHH Corporation. All rights reserved. 28 Closings Mix Saleable to investors $2,061 $1,708 21% $2,847 (28)% $3,769 $4,835 (22)% Fee-based 3,421 4,161 (18)% 7,525 (55)% 7,582 13,492 (44)% Total Closings $5,482 $5,869 (7)% $10,372 (47)% $11,351 $18,327 (38)% Closings by Channel Retail—Private Label Services $3,617 $4,672 (23)% $7,955 (55)% $8,289 $14,308 (42)% Retail—Real Estate 1,865 1,197 56% 2,120 (12)% 3,062 3,461 (12)% Wholesale/Correspondent — — — % 297 (100)% — 558 (100)% Total Closings $5,482 $5,869 (7)% $10,372 (47)% $11,351 $18,327 (38)% Applications by Channel Retail—Private Label Services $4,643 $4,965 (6)% $9,742 (52)% $9,608 $19,450 (51)% Retail—Real Estate 2,376 1,915 24% 2,729 (13)% 4,291 4,806 (11)% Wholesale/Correspondent — — — % 173 (100)% — 691 (100)% Total Applications $7,019 $6,880 2% $12,644 (44)% $13,899 $24,947 (44)% Total IRLCs expected to close $795 $495 61% $1,318 (40)% $1,289 $2,486 (48)% Total loan margin (in bps) 284 356 (20)% 343 (17)% 311 321 (3)% Loans sold $1,899 $1,943 (2)% $2,687 (29)% $3,842 $4,850 (21)%

Gain on Loans

With the shift of saleable volume to our regional centers, and the exit of Correspondent Lending, we have supplemented our measure of Total Loan Margin, with a metric of Gain on loans margin (expressed in bps over Total loan sales). We believe this is more representative of our revenue margin given the current volume mix and trends.

	2015				2016				2017	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Total Loan Margin										
Priced-in margin	215	200	217	205	200	254	308	327	270	187
Base servicing value	100	99	102	100	95	89	80	78	86	97
Total loan margin (in basis points)	**315**	**299**	**319**	**305**	**295**	**343**	**388**	**405**	**356**	**284**
IRLCs Expected to Close ($M)	**$2,135**	**$2,158**	**$1,732**	**$1,174**	**$1,168**	**$1,318**	**$1,199**	**$ 688**	**$ 495**	**$ 795**
Gain on loans margin (Total loans sold)										
Gain on Loans held for sale, net ($M):										
Gain on loans	$ 71	$ 76	$ 58	$ 51	$ 40	$ 66	$ 75	$ 47	$ 41	$ 44
Change in fair value of Scratch and Dent and certain non-conforming loans	—	(1)	—	—	(2)	(1)	—	(3)	(1)	1
Economic hedge results [1]	11	11	11	10	10	12	12	6	2	7
Gain on loans held for sale, net ($M)	**$ 82**	**$ 86**	**$ 69**	**$ 61**	**$ 48**	**$ 77**	**$ 87**	**$ 50**	**$ 42**	**$ 52**
Loans sold ($M)	**$2,964**	**$3,804**	**$4,234**	**$2,628**	**$2,163**	**$2,687**	**$2,954**	**$2,744**	**$1,943**	**$1,899**
Gain on loans margin (Total loans sold) (in basis points)	**277**	**226**	**163**	**232**	**222**	**287**	**295**	**182**	**216**	**274**

(1) Represents the change in value of mortgage loans, IRLCs and related derivatives, including the impact of changes in actual pullthrough as compared to our initial assumptions.

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PHH CORPORATION

Components of Mortgage Production Expenses ($ In millions) Three Months Ended Six Months Ended June 30, March 31, June 30, June 30, June 30, 2017 2017 2016 2017 2016 Commissions Loan origination expenses $ 14 9 $ 11 9 $ 18 18 $ 25 18 $ 30 34 Salary, benefits and incentives Contract labor and overtime Professional and third-party service fees Technology equipment and software expenses Other expenses 42 1 8 1 3 51 2 4 1 8 52 5 6 1 6 93 3 12 2 11 105 9 11 2 11 Corporate overhead allocation IT Corporate overhead allocation Other Exit and disposal costs Occupancy and other office expenses Depreciation and amortization 12 14 10 5 1 12 13 13 6 2 16 14 — 7 3 24 27 23 11 3 37 27 — 14 5 © 2017 PHH Corporation. All rights reserved. 30 $252 $285 Total Production Segment Expenses $120 $132 $146 Total Corporate Overhead and Other Expenses 83 88 40 46 42 Corporate Overhead and Other Expenses Total Production Expenses 138 121 70 66 55 Production Expenses Total Origination Expenses 64 43 36 20 23 Commissions and Origination Expenses

Mortgage Servicing Operating Metrics

($ In millions)

	As of				
	June 30, 2017	March 31, 2017	% Change	June 30, 2016	% Change
Total loan servicing portfolio					
Capitalized and other owned	$ 54,693	$ 72,503	(25)%	$ 93,674	(42)%
Capitalized - secured borrowing and subserviced	13,084	—	n/m	—	n/m
Subserviced	91,986	91,123	1 %	138,067	(33)%
Ending total loan servicing portfolio	**$ 159,763**	**$ 163,626**	**(2)%**	**$ 231,741**	**(31)%**
Capitalized and other owned	379,231	486,706	(22)%	609,976	(38)%
Subserviced [(1)]	351,109	267,949	31 %	486,596	(28)%
Total number of loans serviced (units)	**730,340**	**754,655**	**(3)%**	**1,096,572**	**(33)%**
Delinquency rate [(2)]	1.98%	1.94%	2 %	2.21%	(10)%
Capitalized servicing portfolio					
Ending capitalized loan servicing portfolio	**$ 67,017**	**$ 71,808**	**(7)%**	**$ 92,687**	**(28)%**
Capitalized servicing rate	0.83%	0.83%	— %	0.73%	14 %
Capitalized servicing multiple	3.0	3.0	— %	2.6	15 %
Weighted-average servicing fee (in bps)	27	28	(4)%	29	(7)%
Weighted-avg. interest rate of capitalized portfolio	4.1%	4.1%	— %	4.1%	— %

(1) Subserviced units include 80,519 units of servicing sold to New Residential in June 2017 that was accounted for as a secured borrowing arrangement.

(2) Delinquency rate as a % of UPB, excluding REO and loans in foreclosure.

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PHH CORPORATION

Components of Mortgage Servicing Expenses ($ In millions) Three Months Ended Six Months Ended June 30, 2017 March 31, 2017 June 30, 2016 June 30, 2017 June 30, 2016 Salaries and related expenses Foreclosure and repossession expenses Professional and third-party service fees Technology equipment and software expenses Repurchase and foreclosure-related charges Other servicing related expenses $ 15 5 8 4 3 3 $ 17 7 7 3 (1) 4 $ 19 9 9 4 5 3 $ 32 12 15 7 2 7 $ 37 16 18 8 3 7 Corporate overhead allocation IT Corporate overhead allocation Other Occupancy and other office expenses Depreciation and amortization Exit and disposal costs Legal and regulatory reserves 5 5 3 — — 13 4 5 3 1 2 9 7 6 4 1 — — 9 10 6 1 2 22 16 11 9 2 — 5 © 2017 PHH Corporation. All rights reserved. 32 $125 $132 Total Servicing Segment Expenses $64 $61 $67 Total Corporate Overhead and Other Expenses $43 $18 $50 $24 $26 Corporate Overhead and Other Expenses Total Servicing Expenses $89 $75 $49 $37 $38 Servicing Expenses

Non-GAAP Financial Measures © 2017 PHH Corporation. All rights reserved. 33

Non-GAAP Financial Measures Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share are financial measures that are not in accordance with GAAP. See Non-GAAP Reconciliations below for a reconciliation of these measures to the most directly comparable GAAP financial measures as required by Regulation G. These Non-GAAP measures are used in managing certain aspects of the Company’s business. For example, management’s reviews of results incorporate Non-GAAP measures and certain of the Company’s debt agreements contain covenants calculated using a measure similar to the calculations of the Non-GAAP measures. The Company has also designed certain management incentives based upon the achievement of targets related to Non-GAAP measures. The Company believes that these Non-GAAP Financial Measures can be useful to investors because they provide a means by which investors can evaluate the Company’s underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of the business for a given period. The Company also believes that any meaningful analysis of the Company’s financial performance by investors requires an understanding of the factors that drive the Company’s underlying operating performance which can be obscured by significant unrealized changes in value of the Company’s mortgage servicing rights and mortgage servicing rights secured liability, as well as any gain or loss on derivatives that are intended to offset market-related fair value adjustments on the Company’s mortgage servicing rights, in a given period that are included in Segment profit or loss, Income or loss before income taxes, Net income or loss attributable to PHH Corporation and Basic earnings or loss per share attributable to PHH Corporation in accordance with GAAP. Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share measure the Company’s financial performance excluding unrealized changes in fair value of the Company’s mortgage servicing rights and mortgage servicing rights secured liability that are based upon projections of expected future cash flows and prepayments as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. The changes in fair value of mortgage servicing rights, mortgage servicing rights secured liability and related derivatives are highly sensitive to changes in interest rates and are dependent upon the level of current and projected interest rates at the end of each reporting period. © 2017 PHH Corporation. All rights reserved. 34

Non-GAAP Financial Measures Reconciliation – Core Earnings

(In millions, except per share data)

	Three Months Ended			Six Months Ended	
	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Loss before income taxes - as reported	$ (83)	$ (105)	$ (20)	$ (188)	$ (69)
Less: net income attributable to noncontrolling interest	(4)	(4)	3	(8)	3
Segment loss	(79)	(101)	(23)	(180)	(72)
Market-related fair value adjustments [1]	4	2	70	6	165
Net derivative gain related to MSRs	—	—	(58)	—	(143)
Core loss (pre-tax)	**$ (75)**	**$ (99)**	**$ (11)**	**$ (174)**	**$ (50)**
Net loss attributable to PHH Corporation - as reported	(46)	(67)	(12)	(113)	(42)
Market-related fair value adjustments [1]	4	2	70	6	165
Net derivative gain related to MSRs	—	—	(58)	—	(143)
	(42)	(65)	—	(107)	(20)
Income tax expense on Core adjustments [2]	1	1	4	2	8
Core loss (after-tax)	**$ (43)**	**(66)**	**$ (4)**	**$ (109)**	**$ (28)**
Core loss (after-tax) per share	**$ (0.81)**	**$ (1.24)**	**$ (0.08)**	**$ (2.05)**	**$ (0.53)**
Basic weighted-average common shares outstanding used in calculating per-share amounts	53.342	53.683	53.568	53.511	53.636

(1) Represents the Change in fair value of MSRs and MSRs secured liability due to changes in market inputs and assumptions used in the valuation model.

(2) Represents the total estimated tax impact of Core adjustment amounts, utilizing an incremental effective tax rate of 39%.

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Non-GAAP Financial Measures Reconciliation – Core Earnings by Segment

($ In millions)

	Three Months Ended June 30, 2017			Six Months Ended June 30, 2017		
	Mortgage Production	Mortgage Servicing	Other	Mortgage Production	Mortgage Servicing	Other
Segment loss	$ (25)	$ (43)	$ (11)	$ (66)	$ (77)	$ (37)
Market-related fair value adjustments [(1)]	—	4	—	—	6	—
Net derivative loss related to MSRs	—	—	—	—	—	—
Core loss	**$ (25)**	**$ (39)**	**$ (11)**	**$ (66)**	**$ (71)**	**$ (37)**

	Three Months Ended March 31, 2017		
	Mortgage Production	Mortgage Servicing	Other
Segment loss	$ (41)	$ (34)	$ (26)
Market-related fair value adjustments [(1)]	—	2	—
Net derivative loss related to MSRs	—	—	—
Core loss	**$ (41)**	**$ (32)**	**$ (26)**

	Three Months Ended June 30, 2016			Six Months Ended June 30, 2016		
	Mortgage Production	Mortgage Servicing	Other	Mortgage Production	Mortgage Servicing	Other
Segment loss	$ 13	$ (33)	$ (3)	$ (13)	$ (54)	$ (5)
Market-related fair value adjustments [(1)]	—	70	—	—	165	—
Net derivative gain related to MSRs	—	(58)	—	—	(143)	—
Core loss	**$ 13**	**$ (21)**	**$ (3)**	**$ (13)**	**$ (32)**	**$ (5)**

[(1)] Represents the Change in fair value of MSRs and MSRs secured liability due to changes in market inputs and assumptions used in the valuation model.

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PHH® CORPORATION

*********************************************************************************************

The following is an edited transcript of an investor conference call held on August 9, 2017, by PHH Corporation.  The question and answer session of such conference call has been excluded from this transcript, as no portion of such session included any communication regarding PHH Corporation’s intent to launch a tender offer for shares of its common stock.

*********************************************************************************************

Operator:  Good morning, ladies and gentlemen.  Welcome to the PHH Corporation’s Second Quarter 2017 Earnings Conference Call.  Your lines will be in a listen only mode during remarks by PHH management.  At the conclusion of the company’s remarks, we will begin the question and answer session, at which time I will give you instructions on entering the queue to ask your question.

Today’s call is being webcast and recorded for replay purpose.  The audio replay can be accessed by dialing 888-203-1112 or 719-457-0820 and using conference ID 7665312.  You may also access the replay by visiting the Investor Relations page of PHH’s website at www.phh.com/invest, beginning shortly after the conclusion of the call.  It will be available until August 24, 2017.  This access information is also described in the company’s press release and I will repeat it again at the end of our session.

At this time, Hugo Arias, Senior Vice President, Treasury and Investor Relations, will proceed with the introduction.  Please go ahead, sir.

Hugo Arias:  Good morning, and welcome to PHH Corporation’s second quarter 2017 earnings conference call.  There is an investor presentation to accompany this conference call, including an appendix of supplemental schedules that is posted in the Investors section of our website at www.phh.com under webcasts and presentations.

Please note that statements made during this conference call include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as further described in Slide 2 of our second quarter 2017 investor presentation.  Such forward-looking statements represent our beliefs regarding future events, and are not guarantees of performance or results.

Actual results, performance or achievements, may differ materially from those expressed or implied in such forward-looking statements due to a variety of factors, including but not limited to the factors under the headings, Cautionary Note Regarding Forward-Looking Statements and Risk Factors in our periodic reports filed with the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and quarterly report on Form 10-Q, which are also available in the investors section of our website. Investors are cautioned not to place undue reliance on such forward-looking statements.

The earnings release we issued yesterday also may be accessed from the Investors section of our website or you may request a faxed or mailed copy by calling our Investor hotline.  During this call, we may discuss various non-GAAP financial measures, including core earnings or loss pretax, core earnings or loss after-tax, and core earnings or loss per share.  Please refer to our earnings release and accompanying investor presentation for a description of these and other non-GAAP financial measures, as well as a reconciliation of such measures to their respective most directly comparable GAAP financial measures.

The discussion for the tender offer for our shares of common stock described herein is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares.  The offer to purchase and the solicitation of PHH’s shares are made only pursuant to the offer to purchase the related letter of transmittal and other related materials mailed or otherwise delivered to stockholders.  Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer.  PHH will file tender offer statement on Schedule TO with the SEC.  The tender offer statement, including the offer to purchase, the related letter of transmittal, and the other related materials will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or for the information agent for the tender off, MacKenzie Partners, Inc.  Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Speaking on the call today will be Rob Crowl, President and Chief Executive Officer, and Mike Bogansky, Chief Financial Officer.  Other members of PHH’s senior management team are also with us and will be available to take your questions.

I now will turn the call over to Rob Crowl.

Rob Crowl:  Thank you, Hugo.  Today, I will start by providing an updated assessment of potential excess cash and discuss some of the key drivers.  I will also provide an overview of the progress we are making with respect to our key priorities, including the execution of our strategic transactions and the transition to the PHH 2.0 business model.  Mike will then follow with a review of the financial results for the second quarter.  After Mike’s financial review, I’ll provide some brief closing remarks before I open the call up for questions.

Now, please turn to Slide 5.  We are focused on executing the necessary actions to maximize the amount of potential excess cash and the opportunity for near term cash distributions to our shareholders.  Consistent with this objective, our Board of Directors has increased our share repurchase authorization to up to $300 million in the aggregate from $100 million.  In addition, we intend to launch a modified Dutch auction tender offer for our common stock at a share price not to exceed $14.25 and in an aggregate amount of up to $266 million.  The amount represents the maximum available under our upsized share buyback authorization minus amounts repurchased to date via our open market share repurchase program.

The size of our tender offer represents a return of a significant portion of our potential excess cash and we believe the tender offer format allows us to return this capital in an expedient and efficient manner.  We intend to launch the tender offer at our next available securities purchase window, which is no sooner than two business days after the release of earnings.  More details about the modified Dutch auction tender offer process will be detailed in the offering document.

Now, please turn to Slide 6 and 7.  We are continuing to affirm our estimate of potential excess cash of up to $655 million, of which approximately $34 million has been returned to date to our open market share repurchase program.  The total estimate is based on certain assumptions regarding the completion of our asset sales, including MSR portfolio composition as of June 30, 2017 and receipt of 100% of requisite consents for MSR sales, the value realized form the monetization of the PHH home loans joint venture, as well as requirements for debt repayment, of cash, contingencies, and transaction restructuring and PLS exit costs.  There can be no assurance that the actual amount of excess cash will not vary materially from our estimates.

The following are some key developments impacting our cash position and assessment of potential excess cash to date.  We ended the second quarter with $1 billion of cash, up approximately $70 million from $936 million in the first quarter.  The improvement in our cash position was driven largely by the sale of MSRs and serving advances, partially offset by repayment of servicing advance debt, MSR transaction costs, and second quarter exit and restructuring costs, and cash used for open market share repurchases.

In the quarter, we realized $180 million of proceeds from MSR sale transactions and collection of servicing expansions.  This was partially offset by $83 million in cash uses primarily due to the pay down of our servicing advanced debt facility, PLS exist costs, MSR transaction costs, and legal and advisory fees.  We have updated our estimates of cash sources and uses, which we’re largely offsetting.  The $20 million reduction in MSR sales reflects portfolio runoff experienced during the quarter.  The $15 million net change in cash uses were primarily driven by improved estimates for non-PLS restructuring costs due to refinements to the amount of severance and other separation expenses for the impacted employee population and lower liquidity earmarks related to reasonably possible losses for rep and warrant expense, offset by higher provision for legal and regulatory matters, primarily based on the announced settlements for our FHA, Eastern District of New York, and FHFA matters.

Subsequent to quarter end, we closed an additional MSR sale transaction and the first of five PHH Home Loans asset sale transactions with Guaranteed Rate Affinity for proceeds of $365 million in the aggregate.  Primary uses of cash subsequent to quarter end totaled $599 million and were driven by the results of our previously announced tender offer for our unsecured senior notes and settlement of regulatory matters with the FHA, Eastern District of New York, and the FHFA.  We have maintained the face amount of the remaining $119 million of outstanding bonds as a cash use earmark in our estimate of potential excess cash and we will continue to assess the progress of PHH 2.0 and the appropriateness of any unsecured debt as part of its future capital structure.  If the remaining bonds are outstanding until their respective maturity dates, we would incur an additional $21 million of interest expense that is not currently contemplated in our estimate of excess cash.

Now, please turn to Slides 8 and 9.  Last quarter, we communicated the following four key priorities that we believe are critical to maximizing shareholder value.  One, timely and efficient closing of our asset sale transactions.  Two, proactively taking action to reduce expenses and minimize cash usage.  Three, resolving legacy legal and regulatory matters, and four, gaining greater clarity into the exact timing of PLS client exits.  I will now provide a progress report on each of these priorities.

The remaining population of $61 million in MSRs and approximately $194 million in related servicing advances committed for sale consist primarily of private investor MSRs that require consent to multiple counterparties, including origination sources, investors, and trustees. While we are working diligently with New Residential and the other necessary counterparties to obtain all necessary approvals, we believe the initial sale of private MSRs to New Residential is not likely to take place in the third quarter.  With respect to the sale of PHH Home Loans assets to Guaranteed Rate Affinity, on August 7, we completed the first of five asset sale transactions.  The initial transaction, which represents the operations of our Midwest region, will be followed by four additional asset sale closings expected before year-end.  We expect to receive an additional $28 million in net proceeds through the end of the year from these remaining asset sales.  At the conclusion of this process, we intend to monetize the remaining net assets of PHH Home Loans during the first quarter of 2018 for expected proceeds of approximately $57 million before our share of costs associated with the wind down of PHH Home Loans.

Second, we are proactively taking action to reduce expenses and minimize cash usage.  We are focused on both the amount and timing of headcount reductions as a critical lever to minimize cash usage and during the second quarter, we provided notices to substantially all employees regarding their status in the PHH 2.0 organization.  The actions we have taken and intend to take over the next several quarters are consistent with our objective of lowering shared service cost to $75 million on a run rate basis in the second half of 2018.  To date, we have experienced a reduction of approximately 650 FTEs and we expect the pace of headcount reductions to accelerate over the next four quarters.  We expect there will be approximately 1,250 employees in the PHH 2.0 organization in the second half of 2018, down from approximately 3,500 at year-end 2016.  The expected reduction in headcount reflects employees transferring as a result of our transactions with LenderLive and Guaranteed Rate Affinity as well as the impact of the restructuring actions we are taking.

Third, with regard to our previously disclosed regulatory matters, we have no material updates beyond the settlements we announced yesterday, which were included in our recorded reserves as of June 30.  As it relates to the MMC, we remain highly engaged and are acting with a sense of urgency to resolve this matter.  Fourth, the timing of PLS client exits.  We continue to have committed exit dates by year-end from clients representing 70% of our 2016 PLS origination volume.  The additional 30% comprised of two clients who contracts go beyond 2017 and we are working with them to accelerate their exits in the fourth quarter of 2017.  We continue to expect to be substantially complete with our exit from the PLS originations business by the end of the first quarter 2018 subject to transition support requirements.

Now, please turn to Slide 10.  Assuming the completion of all committed MSR sales, PHH will subservice approximately 700,000 loans for a $155 billion in UPB.  We continue to believe there will be growing demand for subservicing and PHH has the potential to be well positioned in this market given our technology platform, well established compliance management system and long track record as a leading mortgage servicer.

In the near term we are focused on achieving the necessary scale through organic growth and continuously improving our operational efficiency.  We have also taken actions in the first and second quarters to bolster the leadership team with the hiring of Steve Staid to run Servicing and Chris Sabbe, reporting to Steve, to run Business Development.  Steve’s been instrumental in implementing operational changes to enhance our subservicing capabilities while Chris and his team are in the early stages of developing a new business pipeline.  Initial feedback indicates market demand is evident.

In portfolio retention we are experiencing both margin and volume pressures due to the composition of our portfolio and current market conditions.  Following the completed MSR sales to New Residential we had just under 500,000 loans in our portfolio that are solicitable of which only 30% had interest rates above 4.75%.  As the rate refinance opportunity in the portfolio diminishes we have focused more attention towards cash-out transactions as home values have increased.  This mix shift will have a negative impact on sales acquisition costs.  In addition we are experiencing margin compression in the business due to weaker gain on sale margins in the overall mortgage market.  We are addressing these volume challenges through sales training and management techniques along with additional data intelligence and analytics.  However should these trends continue achieving the historical level of profitability in portfolio retention will prove challenging and may impact overall PHH 2.0 profitability.

We continue to believe that executing against the opportunities available in the PHH 2.0 franchise is critical to maintaining maximum strategic flexibility.  Management and the board will continue to assess the opportunities and challenges inherent in the transition to PHH 2.0 and will adjust our actions if necessary to maximize value for our shareholders.

And now I’ll turn it over to Mike who’ll discuss the financial results for the quarter and certain other financial considerations.

Mike Bogansky:  Thanks Rob.  Our consolidated results are shown on Slide 11 and notable items are shown on Slide 12.  We reported a net loss attributable to PHH Corporation of $46 million representing 86 cents per basic share for the second quarter of 2017.  This compares to a net loss of $67 million representing $1.26 per basic share in the prior quarter.  This quarter’s results included $4 million of unfavourable pre-tax market related MSR net fair value adjustments as compared to $2 million of unfavourable adjustments in the first quarter of 2017.

On a core basis excluding the net MSR market we reported pre-tax core loss of $75 million which included $40 million of exit costs and notable items. Notable items this quarter totalled $24 million and were comprised of $6 million of strategic review expenses, $13 million of provisions for legal and regulatory reserves and $5 million of losses and expenses associated with our MSR sales.  Reengineering and PLS exit costs totalled $16 million and were primarily driven by severance and retention expenses related to reengineering our overhead structure to PHH 2.0, contract related charges and the impairment of an equity method investment held by PHH Home Loans.  These results compare to a pre-tax core loss of $99 million last quarter which included $34 million in notable items and $25 million in exit costs.

Moving to Slide 13.  In the second quarter of 2017 the mortgage production segment generated a loss of $25 million which included $12 million in exit costs and notable items compared to $15 million in the first quarter.  Second quarter production segment results also reflected lower production due to reduced PLS originations resulting from the acceleration of client exit activities that were slightly offset by a seasonal increase in applications in our real estate channel.  On a sequential quarter basis total loan closings were $5.4 billion down 7% and applications were $7 billion up 2%.  Total loan margins narrowed 72 basis points to 284 basis points.

Now please turn to Slide 14.  In the second quarter of 2017 the mortgage servicing segment generated a segment loss of $43 million compared to a segment loss of $34 million in the prior quarter.  These results included unfavourable net market related MSR for value adjustments of $4 million in the second quarter and $2 million in the first quarter.  On a core basis the mortgage servicing segment generated a pre-tax core loss of $39 million in the second quarter compared to $32 million in the first quarter.  The second quarter 2017 results included notable items in exit costs of $18 million compared to $19 million in the first quarter.

Notable items in the second quarter consisted of provisions for legal and regulatory reserves and losses and expenses from our MSR sales.

As Rob mentioned, we increased our legal and regulatory reserves by $13 million during the quarter reflecting adjustments for the regulatory sentiments announced yesterday and provisions for other matters.  Loan servicing income declined by $4 million to $58 million as compared to the prior quarter due to the receipt of PLS servicing fees in the first quarter of 2017 combined with the 11% reduction in the average capitalized servicing portfolio.  Expenses were $3 million higher quarter over quarter primarily due to higher legal and regulatory reserves.

Subservicing units were 351,000 at the end of the second quarter as compared to 268,000 at the end of the prior quarter and are reflective of our initial conforming MSR sale to New Residential in June.  Our owned capitalized portfolio declined by 25% from the prior quarter also reflecting the sale.

Our owned MSR at the end of the second quarter is comprised of $403 million of MSRs that are included in the New Residential sale population, $24 million sold to Lakeview and other counterparties in the third quarter and $14 million of other residual MSRs.  In early July we completed our second conforming MSR sale to New Residential totalling $342 million in MSRs.

Now please turn to Slide 15.  Now that our servicing results reflect the initial sale of MSRs to New Residential I’d like to briefly touch on the accounting treatment that will be more fully described in our second quarter 10Q.  While the sale of the MSRs to New Residential represents a legal true sale, we have reflect the sale for GAAP accounting purposes as a secured liability due to the long-term nature of the subservicing contract.  As such the MSRs sole remain on our balance sheet and are completely offset by the secured liability.  We have elected fair value accounting for the secured liability so that the change in value of the MSRs sold to New Residential and the fair value of the liability will offset one another.

The presentation of the MSR secured liability also creates an accounting gross up on our income statement but does not have an impact on our net income.  The implied interest costs related to the MSR secured liability is presented with an interest expense and is offset by the implied earnings yield on the MSR asset that is recognized within loan servicing income.

Please turn to Slide 16.  Pursuant to our open market share repurchase program through August 4 we used $34 million of cash to repurchase 2.45 million shares at an average price of $13.71 per share.  As Rob previously mentioned we are rolling our remaining authorization under this program into the $266 million equity tender offer that we anticipate launching at the next available securities purchase window.

And now I’ll turn it back over to Rob

Rob Crowl:  Thanks (Mike).  Please turn to Slide 17.  We made significant progress during the second quarter and early third quarter with regard to executing our asset sales, PLS wind down activities, liability management strategy and settling previously disclosed regulatory matters.  As a result we have increased the size and speed with which we will be returning capital to our shareholders through our planned modified Dutch auction tender offer.  During the third and fourth quarters we’ll be focused on several critical initiatives in order to maximize the opportunity for near term return of capital to shareholders and further develop the PHH 2.0 business model.

One, obtaining the necessary consensus to close the remaining MSR and servicing advance sales to New Residential.  Two, completing the final four closings of the JV sale to Guaranteed Rate Affinity.  Three, executing our cost reduction plans which are scheduled to accelerate as we approach year end.  Four, managing the wind down of our private label business within our established guidelines and time frames.  And, five, continue to build our business, development pipeline and subservicing and improving our sales productivity in portfolio retention.  We believe the execution of these priorities will help maximize the opportunity for near term returns of capital to shareholders, minimize cash usage and improve the business fundamentals of the PHH 2.0 platform.

Operator we’re now ready to take questions.

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Pre-Commencement Tender Offer Communication

The discussion of the tender offer for shares of common stock of PHH described herein is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of PHH’s shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. PHH will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the SEC. The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, MacKenzie Partners, Inc. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Forward-Looking Statements

Certain statements in the slides and transcript are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Generally, forward looking-statements are not based on historical facts but instead represent only our current beliefs regarding future events.  All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in such forward-looking statements.  Investors are cautioned not to place undue reliance on these forward-looking statements.  Such statements may be identified by words such as “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.”

You should understand that forward-looking statements are not guarantees of performance or results and are preliminary in nature.  You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in our periodic reports filed with the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in connection with any forward-looking statements that may be made by us or our businesses generally.  Such periodic reports are available in the “Investors” section of our website at http://www.phh.com and are also available at http://www.sec.gov.  Except for our ongoing obligations to disclose material information under the federal securities laws, applicable stock exchange listing standards and unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements or to report the occurrence or non-occurrence of anticipated or unanticipated events.